FOIA CONFIDENTIAL TREATMENT REQUESTED BY
WESCO AIRCRAFT HOLDINGS, INC. PURSUANT TO RULE 83

Wesco Aircraft
24911 Avenue Stanford, Valencia, CA 91355

March 7, 2016

VIA EDGAR AND HAND DELIVERY

Mr. Terence O’Brien
Branch Chief
Office of Manufacturing and Construction
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:                    Wesco Aircraft Holdings, Inc.
Form 10-K
Filed November 30, 2015
File No. 1-35253

Dear Mr. O’Brien:

On behalf of Wesco Aircraft Holdings, Inc. (the “Company”), I confirm receipt of the letter dated February 24, 2016 from the staff of the Division of Corporation Finance (the “Staff ”) of the Securities and Exchange Commission (the “Commission ”), relating to the Company’s above referenced Annual Report on Form 10-K for the fiscal year ended September 30, 2015. Below are the Company’s responses to the Staff’s comments. For your convenience, each of the Company’s responses is preceded by the applicable comment from the Staff’s letter.

Form 10-K for the Year Ended September 30, 2015

Management’s Discussion and Analysis, page 29

Critical Accounting Policies and Estimates, page 33

Inventories, page 33

1.
The increase in your excess and obsolescence reserve for inventory during fiscal 2015 of $95.1 million represented approximately 46% of your loss from operations for fiscal 2015. The amount of the increase was also significantly more than prior year increases of $17.7 million in fiscal 2014 and $8.7 million in fiscal 2013. In this regard, please address the following:

•
Please help us understand the different components of the $95.1 million increase. It appears that this includes the $33.0 million reserve recorded specifically for inventory purchased in connection with a specific program which was subsequently terminated as well as the $43.8 million reserve recorded due to the change in methodology for determining the reserve for your hardware inventory. Please expand your disclosures to address the remainder of the increase;

CONFIDENTIAL TREATMENT REQUESTED BY
WESCO AIRCRAFT HOLDINGS, INC.
PURSUANT TO RULE 83
(WAIR-001)

FOIA CONFIDENTIAL TREATMENT REQUESTED BY
WESCO AIRCRAFT HOLDINGS, INC. PURSUANT TO RULE 83

•
Your change in methodology in determining the excess and obsolescence reserve for hardware inventory resulted in a $43.8 million increase in your reserve, which represents a 22% increase compared to your reserve as of September 30, 2014. Please help us better understand how this change led to such a significant increase in your reserve. Please also provide us with a rollforward of this reserve for hardware inventory for each of the three years ended September 30, 2015 as well as the period ended December 31, 2015. Please tell us how you determined that previous reserve amounts were appropriately determined given that the change in methodology led to such a significant increase; and

•
Please help us better understand the facts and circumstances which led to the increase in reserve of $33 million for inventory purchases made in connection with a specific program which was subsequently terminated. Please specifically tell us what program for which this inventory was purchased, when this program was initiated and terminated, when this inventory was purchased, and when you determined it was appropriate to record the reserve.

Response: The Company acknowledges the Staff’s comments and respectfully advises the Staff that the $95.1 million excess and obsolescence (“E&O”) reserve expense in fiscal 2015 included (i) $43.8 million related to the Company's new sales, inventory and operations planning strategy, including providing integrated supply chain services tailored to customer demand, changes to the Company's purchasing strategy, holding inventory for shorter periods and the planned scrapping of long-dated inventory, (ii) $33.0 million related to inventory for a specific program that was subsequently terminated and (iii) $18.2 million in additional provision for current period movements in inventory and updates to the Company's sell through rates for current period information. The E&O provision of $18.2 million is consistent with the $17.7 million recorded during the year ended September 30, 2014. To the extent the Company experiences material or unusual changes to its E&O reserve in the future, it will include additional quantitative disclosure in its filings regarding the drivers of these changes that is substantially similar to the description provided in this paragraph.

The following table provides a rollforward of the Company's E&O inventory reserve for the years ended September 30, 2015, 2014 and 2013 and for the three months ended December 31, 2015 (in thousands).

	Q1 2016	2015	2014	2013
Beginning E&O Reserve	$264,114	$197,188	$176,413	$167,244

E&O Provision from normal course of business	2,049	18,208	17,700	8,710
Strategy Change	—	43,844	—	—
Specific Program	—	33,000	—	—
Net E&O Expense Recognized	2,049	95,052	17,700	8,710

Foreign Exchange	(508)	292	3,594	560
Inventory Scrapped	(68)	(28,418)	(519)	(101)
Ending E&O Reserve	$265,587	$264,114	$197,188	$176,413

Strategy Change

Historically, management’s strategy was to purchase inventory in large quantities to capture purchase discounts and rebates, hold inventory for long periods of time and meet customer ad hoc and unplanned inventory needs. As a result, the Company maintained parts on hand with low annual sales but large cumulative sales over many years and historically scrapped very little inventory. The inventory would typically be sold well in excess of cost. Each fiscal year-end, the Company performed a reserve adequacy test by performing a hypothetical liquidation of the ending inventory balance using the historical actual sell-through rates based on the year of inventory purchase and adjust the reserve as needed. The Company was adequately reserved as of September 30, 2014 and each of the quarterly periods ended December 31, 2014, March 31, 2015 and June 30, 2015.

CONFIDENTIAL TREATMENT REQUESTED BY
WESCO AIRCRAFT HOLDINGS, INC.
PURSUANT TO RULE 83
(WAIR-002)

FOIA CONFIDENTIAL TREATMENT REQUESTED BY
WESCO AIRCRAFT HOLDINGS, INC. PURSUANT TO RULE 83

In May 2015, the Company hired a new Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), who implemented a different strategy with respect to the management of the Company’s inventory. This change in strategy was driven by a change in the nature of the Company’s business towards a higher percentage of revenue coming from recurring customer contracts, which allows for more predictable buying patterns and holding inventory for a shorter period of time and at levels closer to current demand. As a result of this change, during the quarter ended September 30, 2015, the Company updated its E&O reserve model, reflecting the new strategy shift to hold inventory at lower quantity levels. This model is performed at the individual SKU level with a shorter forecast period than was historically applied in the liquidation model, which resulted in an increase in the reserve of $43.8 million. The Company’s commitment to this new strategy was demonstrated by the scrapping of older inventory, resulting in a write-off of $28.4 million of E&O reserve.

Specific Program

During the quarter ended September 30, 2015, the Company also wrote off $33.0 million of inventory related to the termination of a contract in support of a specific program. The program is a large commercial customer’s new aircraft model called [CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO RULE 83 (17 CFR 200.83)]. The Company had entered into two arrangements in 2009 and 2010 to support this program, and had purchased inventory for the program over a period of years beginning in 2009.

During the fiscal year ended September 30, 2014, the Company was notified that this program would be modified and disclosed the estimated impact of the modifications in its Annual Report on Form 10-K for the fiscal year ended September 30, 2014 under Part II, Item 7, “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Other Factors Affecting Our Financial Results—Fluctuations in Revenue.”

As a result of this notification, management assessed the need for an E&O reserve on the related inventory at each subsequent reporting period. For each reporting period up to the quarter ended June 30, 2015, the Company determined that a charge was not necessary due to the following alternatives that were available: (i) negotiations with the customer regarding the extent of the modification were continuing, (ii) the platform being supported continued to have a strong order backlog and the parts held in the Company’s inventory were used in current production, (iii) the Company was in negotiations with the customer and had experienced a history of favorable negotiations with the customer after a contract termination to recover the cost of the inventory purchased and (iv) the Company was exploring opportunities to sell the inventory to other suppliers of this customer.

During the quarter ended September 30, 2015, the Company was informed by the customer that they had a substantial supply of the inventory in question. Based on the analysis performed by the Company and despite on-going negotiations with the customer, the Company determined that other options were no longer probable, including the potential sale of the inventory to other suppliers of the customer. As a result, the quantity on hand was deemed not saleable and therefore was written down by $33.0 million to its net realizable value.

Goodwill and Indefinite-Lived Intangible Assets, page 34

2
It appears that North America hardware has underperformed relative to forecasts since 2012. In light of this, please help us better understand how you determined that it was not more likely than not that the fair value of this reporting unit was less than its carrying amount and therefore the two-step quantitative assessment did not need to be performed in 2013 or 2014. Refer to ASC 350-20-35. Please tell us if there is any remaining goodwill associated with this reporting unit as of December 30, 2015. To the extent that any of your reporting units have estimated fair values that were not substantially in excess of the carrying value if a test was performed and to the extent that goodwill for these reporting units, in the aggregate or individually, if impaired, could materially impact your operating results, please provide the following disclosures for each of these reporting units:

•	Identify the reporting unit;

•	The percentage by which fair value exceeds the carrying value as of the most-recent step-one test;

•	The amount of goodwill;

•	A description of the methods and key assumptions used and how the key assumptions were determined;

CONFIDENTIAL TREATMENT REQUESTED BY
WESCO AIRCRAFT HOLDINGS, INC.
PURSUANT TO RULE 83
(WAIR-003)

FOIA CONFIDENTIAL TREATMENT REQUESTED BY
WESCO AIRCRAFT HOLDINGS, INC. PURSUANT TO RULE 83

•	A discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible; and

•	A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions

Please refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the SEC's Codification of Financial Reporting Policies for guidance.

Response: The Company acknowledges the Staff’s comments and respectfully advises the Staff that the Company conducts its annual goodwill impairment tests in accordance with ASC 350-20-35.

On July 1, 2012, the Company performed a two-step goodwill impairment test, which resulted in the following reporting unit fair values and carrying values (dollars in thousands):

	Fair Value	Carrying Value	Cushion
North America Hardware	$1,465,000	$1,058,041	38.5%
Rest of World Hardware	216,500	107,003	102.3%

As of July 1, 2013 and 2014, the Company performed its annual goodwill impairment test using the Step 0 qualitative assessment under ASC 350-20-35 for its reporting units. This Step 0 test included, but was not limited to, consideration of macro and micro economic environments, industry and company specific considerations and consistency of operating margins and cash flows. After considering all of the positive and negative qualitative factors, the Company determined that the positive factors more than out-weighed the negative factors. Accordingly, the Company concluded that the two-step quantitative assessment under ASC 350-20-35 was not necessary for its reporting units and it was not more likely than not that the fair value of the Company's reporting units did not exceed their carrying value.

During each quarterly period of fiscal 2015, the Company evaluated whether there were any triggering events for the North America Hardware reporting unit, which would require an event-driven impairment analysis. No such triggering events were noted. On July 1, 2015, the Company performed its annual goodwill impairment test using the two-step goodwill impairment test. This test was performed using the 2016 annual operating plan and the updated five year strategic plan which was finalized during the quarter ended September 30, 2015. Please note that after acquiring Haas in February 2014, the Company's reporting units increased to four. The allocation of goodwill to the two original (Hardware) reporting units was not impacted by the acquisition of Haas. The following table summarizes the fair value and the carrying value of all four reporting units of the Company as of July 1, 2015 (dollars in thousands):

	Fair Value	Carrying Value	Cushion
North America Hardware	$1,272,000	$1,280,802	(0.7)%
Rest of World Hardware	326,000	144,768	125.2%
North America Chemical	485,500	386,175	25.7%
Rest of World Chemical	259,000	136,811	89.3%

As the carrying value of the North America Hardware reporting unit exceeded the fair value, the Company performed the required Step 2 quantitative assessment, which resulted in a goodwill impairment write off of $263.8 million as disclosed in the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 2015. Based on the cushions for the three remaining reporting units in the above table, the Company concluded that these reporting units had fair values that were substantially in excess of the carrying value as of July 1, 2015 and there was no need to disclose the information required by Item 303 of Regulation S-K and Sections 216 and 501.14 of the SEC's Codification of Financial Reporting Policies.

CONFIDENTIAL TREATMENT REQUESTED BY
WESCO AIRCRAFT HOLDINGS, INC.
PURSUANT TO RULE 83
(WAIR-004)

FOIA CONFIDENTIAL TREATMENT REQUESTED BY
WESCO AIRCRAFT HOLDINGS, INC. PURSUANT TO RULE 83

As of December 31, 2015, the remaining goodwill for the Company's North America Hardware reporting unit was $292.0 million.

Notes to the Financial Statements

Note 22. Restructuring Activities, page 83

3
During your fourth quarter fiscal 2015 earnings call held on November 19, 2015, it was indicated that restructuring actions are expected to result in $25 to 30 million of cost savings in fiscal 2016. We note that you reported a loss from operations of $206 million for the year ended September 30, 2015. In this regard, please provide all of the disclosures required by SAB Topic 5:P.4 and ASC 420-10-50. Your disclosures should include the anticipated future cost savings at the consolidated and reportable segment levels, and whether the actual results are in line with the anticipated cost savings. If the anticipated savings were not achieved as expected or are achieved in periods other than as expected, please disclose as such, the reasons for the differences, and the likely effects on future operating results and liquidity.

Response: The Company acknowledges the Staff’s comments and provides the following additional disclosure for the year ended September 30, 2015:

In September 2015, we committed to a Global Restructuring Plan, which involved the immediate elimination of redundant positions and the closure and consolidation of various facilities in order to better align our workforce to the growth areas of our business and to streamline our operations in order to increase efficiency and effectiveness. We anticipate that actions under the Global Restructuring Plan will continue through the year ending September 30, 2016, resulting in $25.0 million to $30.0 million of recurring cost savings to the Company. These projected cost savings are expected to impact the North America segment by $19.0 million to $23.0 million and the Rest of World segment by $6.0 million to $7.0 million. For more information on our Global Restructuring Plan, see Note 22 of the Notes to Consolidated Financial Statements in Part II, Item 8 of our Annual Report on Form 10-K for the year ended September 30, 2015.

In future filings beginning with the Company's Quarterly Report on Form 10-Q for the quarterly period ending March 31, 2016, the Company will include similar disclosure as required by SAB Topic 5:P.4 and ASC 420-10-50 under the sub-heading of “Restructuring Activities” in "Management’s Discussion and Analysis of Financial Condition and Results of Operations."

*   *   *

Additionally, at the Staff’s request, the Company hereby acknowledges that:

•the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me by telephone at (661) 775-7213 with any questions or further comments you may have regarding this filing or if you wish to discuss the above.

CONFIDENTIAL TREATMENT REQUESTED BY
WESCO AIRCRAFT HOLDINGS, INC.
PURSUANT TO RULE 83
(WAIR-005)

FOIA CONFIDENTIAL TREATMENT REQUESTED BY
WESCO AIRCRAFT HOLDINGS, INC. PURSUANT TO RULE 83

Sincerely,

/s/ Richard J. Weller

Richard J. Weller
Executive Vice President and
Chief Financial Officer
cc:

Jenn Do, Staff Accountant
Nudrat Salik, Staff Accountant
John G. Holland, Executive Vice President and Chief Legal Officer
Rachel W. Sheridan, Latham & Watkins LLP
Jason M. Licht, Latham & Watkins LLP

CONFIDENTIAL TREATMENT REQUESTED BY
WESCO AIRCRAFT HOLDINGS, INC.
PURSUANT TO RULE 83
(WAIR-006)